Exhibit 11

EARNINGS PER SHARE

Net income for the year ended December 31, 2003	$17,719,000

Weighted average common shares outstanding	14,984,472
Assumed incremental common shares issued upon exercise of stock options	273,969

Weighted average common shares for diluted earnings per share	15,258,441

Earnings per common share – basic	$1.18

Earnings per common share – diluted	$1.16